UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report
Pulmonx Corporation
(Exact Name of Registrant as Specified in its Charter)

Delaware	001-39562	77-0424412
(state or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

700 Chesapeake Drive
Redwood City, California 94063
(Address, including zip code, of principal executive offices)

David A. Lehman, General Counsel
1-650-364-0400
(Name and telephone number, including area code of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2022 to December 31, 2022.
☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure

    This Specialized Disclosure Report on Form SD of Pulmonx Corporation (“we” or “us”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”), and Form SD. However, in accordance with the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the Division of Corporate Finance of the Securities and Exchange Commission (“SEC”) on April 7, 2017 (the “April 2017 Guidance”), we have not provided disclosure under Item 1.01(c) of Form SD.
The Rule was adopted by the SEC under Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act to implement reporting and disclosure requirements related to “conflict minerals,” defined by the SEC as tantalum, tin, tungsten and gold (collectively, “3TG”). Pursuant to the Rule, a publicly traded company must submit a Specialized Disclosure Report to the SEC if it manufactures or contracts to manufacture products during the relevant reporting period that contain 3TG that are necessary to the functionality or production of the product. In that event, the company must conduct a good faith, reasonable country-of-origin inquiry (“RCOI”) to determine whether the 3TG originated in the Democratic Republic of Congo or adjoining countries (Angola, Burundi, The Central African Republic, The Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia) (together, the “Covered Countries”). If the company has reason to believe that any 3TG in its products may have originated in the Covered Countries, or if it is unable to determine the country of origin of the 3TG in its products, or that the 3TG in its products came entirely from recycled and scrap sources, then the company must conduct due diligence on the source and chain of custody of the 3TG.

Item 1.01 Conflict Minerals Disclosure and Report

Pulmonx Corporation is a medical device company that provides a minimally invasive treatment for patients with severe emphysema, a form of chronic obstructive pulmonary disease (“COPD”).
Our portfolio of products includes (i) the Zephyr® Endobronchial Valve (“Zephyr Valve”), which is an implantable device used to occlude all airways feeding the hyperinflated lobe of a lung that is most diseased with emphysema/COPD; (ii) the Zephyr Endobronchial Delivery Catheter (“Zephyr Catheter”), which is used to implant the Zephyr Valve into the hyperinflated lung; and (iii) the Chartis® Pulmonary Assessment System, which is comprised of a proprietary balloon catheter (“Chartis Catheter”) and the Chartis Pulmonary Assessment System Console (“Chartis Console” and together with the Zephyr Valve, Zephyr Catheter and Chartis Catheter, hereinafter defined as the “Products”) with flow and pressure sensors used to assess the presence of collateral ventilation in the lung.
With respect to these Products that we either manufactured or contracted to have manufactured in the reporting period from January 1, 2022 to December 31, 2022 (the “Reporting Period”), we have determined the presence of tin and gold in printed circuit board assemblies and wire harness assemblies contained in our Chartis Console. None of our other Products contain 3TG. As a result, only Chartis Consoles, the manufacture of which was completed during the Reporting Period, are considered in-scope for purposes of this Form SD.
The Chartis Console is assembled at our manufacturing facility in Redwood City, California. We do not purchase 3TG from mines, smelters or refiners, and there are many third parties in the supply chain between the ultimate manufacture of the Chartis Console and the original sources of 3TG. Tracing these minerals to their sources is a challenge that requires us to rely on the suppliers that provide us with materials and components containing these minerals. We rely on these suppliers to assist us in our efforts to conduct our RCOI and achieve supply chain transparency, including obtaining information regarding the countries of origin of the 3TG. The information provided by suppliers may be inaccurate or incomplete or subject to other irregularities. In addition, because of our location within the supply chain in relation to the actual extraction and transport of 3TG, our ability to verify the accuracy of information reported by suppliers is limited.

Reasonable Country of Origin Inquiry

Preliminarily, we identified those suppliers that provided components or materials for the manufacture, during the Reporting Period, of the Chartis Console that contained 3TG necessary to the functionality or production of the Chartis Console (“Identified Suppliers”). We then conducted, in accordance with the Rule, a good faith RCOI with our Identified Suppliers for the Reporting Period to determine whether any of the 3TG that were necessary to the functionality or production of the Chartis Console originated in the Covered Countries and whether any of the 3TG may be from recycled or scrap sources. The following steps were then performed as part of our RCOI:
•To the extent available, we obtained a copy of each Identified Supplier’s conflict minerals statement and/or policy, or any other declarations relating to their sourcing of 3TG;
•We requested a completed Conflict Minerals Reporting Template (“CMRT”), a standardized reporting template designed to facilitate the transfer of information through the supply chain regarding mineral country of origin and the smelters and refiners being utilized developed by the Responsible Minerals Initiative, from each Identified Supplier. The CMRT asks for disclosure of specified information regarding the inclusion of 3TG in the products supplied to us, the smelter or refiner used, and the country of origin of the 3TG;

•We assessed the CMRTs received and, where appropriate, contacted the supplier for clarification or further information; and
•Where further inquiry was needed, we reviewed information available from other public sources regarding the use and country of origin of 3TG in a supplier’s products.
Determination

We received responses from approximately ninety percent (90%) of our Identified Suppliers, which included a total of thirteen (13) suppliers; however, we are unable to determine with absolute assurance the countries of origin of the 3TG in the Chartis Console, and, therefore, cannot exclude the possibility that some may have originated in the Covered Countries. Because of our size and the fact that we buy primarily from smaller suppliers that lack supply chain infrastructure, it is difficult to identify sources upstream from our direct suppliers. We expect to continue to engage with our suppliers to obtain current, accurate and complete information related to their supply chain.
Pursuant to the April 2017 Guidance, we have elected not to file a disclosure under Item 1.01(c) of Form SD and we are providing only the disclosure required under the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD.

Additional Information

This Form SD is publicly posted on our webpage at http://investors.pulmonx.com as well as the SEC’s EDGAR database at www.sec.gov. The content of any referenced website in this Form SD is included for general information only and is not incorporated by reference into and should not be considered part of this Form SD.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report
Not applicable

Section 3 - Exhibits

Item 3.01 Exhibits
Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Pulmonx Corporation
By:	/s/ David A. Lehman	Date: May 26, 2023
David A. Lehman
General Counsel